



Wefunder Revenue Share WEFUNDER

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is risky. The company may not achieve these revenue numbers for a number of reasons (for example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue projections in column H to see how the repayment schedule would be affected.

Please enter inputs in the orange cells	
Company name	goimagine PBC
Total target loan amount	$100,000
Multiple for investors	1.50
% of revenues	4%
Early Bird terms?	Yes
Early Bird loan amount	$50,000
Early Bird multiple for investors	1.75
Year of disbursal	2021
Quarter of disbursal	Q1
Grace period quarters	1
Quarter repaid	Q2, 2024
Years to repay	3.50
Non Early Bird loan amount	$50,000
Non Early Bird repayment amount	$75,000
Early Bird loan amount	$50,000
Early Bird repayment amount	$87,500
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$100,000
Total repayment amount	$162,500

Quarter	Year	Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q1, 2021	2021	$12,309	$0	$0	$162,500
Q2, 2021	2021	$20,982	$839	$839	$161,661
Q3, 2021	2021	$35,820	$1,433	$2,272	$160,228
Q4, 2021	2021	$61,231	$2,449	$4,721	$157,779
Q1, 2022	2022	$97,142	$3,886	$8,607	$153,893
Q2, 2022	2022	$149,424	$5,977	$14,584	$147,916
Q3, 2022	2022	$230,165	$9,207	$23,791	$138,709
Q4, 2022	2022	$355,080	$14,203	$37,994	$124,506
Q1, 2023	2023	$449,683	$17,987	$55,981	$106,519
Q2, 2023	2023	$520,565	$20,823	$76,804	$85,696
Q3, 2023	2023	$602,619	$24,105	$100,908	$61,592
Q4, 2023	2023	$697,607	$27,904	$128,813	$33,687
Q1, 2024	2024	$732,487	$29,299	$158,112	$4,388
Q2, 2024	2024	$769,112	$23,826	$162,500	$0

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2021	$130,342	$4,721	$4,721	$162,500
2022	$831,811	$33,272	$37,994	$124,506
2023	$2,270,474	$90,819	$128,813	$33,687
2024	$3,157,112	$86,236	$162,500	$0